EXHIBIT 8

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation
1. Easy Park Ltd	Israel
2. Easy Park Israel Ltd.	Israel
3. Soft Chip Technologies (3000) Ltd.	Israel
4. Soft Chip Israel Ltd.	Israel
5. OTI America, Inc.	Delaware, United States of America
6. InSeal SAS	France
7. OTI Africa (Pty) Ltd.	South Africa
8. ASEC Spolka Akcyjna	Poland
9. Millennium Cards Technology Limited	Hong Kong, China
10. Millennium Cards Technology Limited	Shenzhen, China
11. InterCard Systemelectronic GmbH	Germany
12. PARX Ltd.	Israel
13. PARX France	France
14. Digoti Ltd.	Israel
15. Otignia LLP.	Israel